

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2013

Via E-mail
Doyal Bryant
Chief Executive Officer
UBL Interactive, Inc.
6701 Carmel Road, Suite 202
Charlotte, NC 28226

> **Re:** **UBL Interactive, Inc.**
> **Amendment No. 2 to Form 10**
> **Filed August 23, 2013**
> **File No. 000-54955**

Dear Mr. Bryant:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we reference our prior comments, we are referring to our letter dated August 2, 2013.

Item 1. Business

General

1.   We have reviewed your response to prior comment 1; please also tell us whether you believe that the scope of the business services you offer corresponds to the scope of location based services discussed in the Strategy Analytics study. If you offer services that are significantly more limited in scope than the services discussed in the study, please revise to explain why information related to the size of the location based service market discussed in the survey is being provided to investors, and ensure that the disclosure clearly explains that the aggregate market data provided does not directly correlate to your market opportunity.

Overview, page 3

2.   As requested in prior comment 2, please provide us with an analysis supporting your conclusion that your business is not substantially dependent on your agreements with the data aggregators. Alternatively, file any other such agreements upon which you are substantially dependent. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

3.   We note your response to prior comment 6, and the timeline during which you launched new products during calendar year 2011. However, certain of the product launch dates are not provided with sufficient specificity, to allow reconciliation with the disclosures contained on page 15 of your Form 10 filed on May 14, 2013. Please tell us with specificity which new products you referred to when you stated that you introduced new products during:

- The fiscal ended September 31, 2012; and

- The three months ended December 31, 2012.

Item 6. Executive Compensation, page 30

4.   You state that you erroneously indicated that the option grants were issued as compensation to the officers for taking less compensation than that provided for under their employment contracts. Please expand your response to clarify whether the company had any unpaid salary to officers at applicable balance sheet dates.

5.   Exchange Act Rule 13a-15(e) provides that effective controls and procedures are those that are designed to ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. We note that in your 10-Q for the period ended June 30, 2013, you conclude that your disclosure controls and procedures were effective as of the end of referenced period. Please tell us what consideration management gave to the identified errors concerning the basis on which options were issued in evaluating the effectiveness of your disclosure controls and procedures.

Item 10. Recent Sales of Unregistered Securities, page 33

6.   We reissue prior comment 12, as we are unable to locate the total number of investors in certain of the transactions.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Please contact Ivan Griswold at (202) 551-3853 or, in his absence, me at (202) 551-3462 with any questions.

Sincerely,

/s/ Barbara C. Jacobs for

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
       Marcelle Balcombe
       Sichenzia Ross Friedman Ference LLP